22006883

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing
SEP 01 2022
Washington, DC

SEC FILE NUMBER
25452

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2021 (MM/DD/YY) AND ENDING 06/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Thurston, Springer, Miller, Herd & Titak, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9000 Keystone Crossing, Suite 740
(No. and Street)

Indianapolis	IN	46240
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew M. Reynolds	(317)581-4003	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N, Ste. 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RHS

OATH OR AFFIRMATION

I, Matthew M. Reynolds, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Thurston, Springer, Miller, Herd & Titak, Inc., as of June 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MELISSA K. GALLAGHER
Notary Public, State of Indiana
Commission Number NP0727757
My Commission Expires
July 13, 2028
NOTARY PUBLIC SEAL INDIANA

Signature: [signature]

Title: President & FINOP

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Thurston, Springer, Miller, Herd & Titak, Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Thurston, Springer, Miller, Herd & Titak, Inc. (the "Company") as of June 30, 2022, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consoidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Thurston, Springer, Miller, Herd & Titak, Inc.'s auditor since 1984.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 29, 2022

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct. N. Suite 201 | Frankfort, IL 60423

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2022

ASSETS

Cash	$ 2,361,143
Receivable from broker/dealers	387,488
Office furniture, equipment, airplane and leasehold improvements (net of accumulated depreciation and amortization of $995,446)	509,487
Right-of-use assets (net of accumulated amortization of $329,527)	1,854,581
Due from related party	2,204,793
Other assets	64,518
TOTAL ASSETS	$ 7,382,010

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and other liabilities	$ 18,153
Commissions payable	48,040
Other liabilities	25,000
Lease liabilities	1,935,771
Total Liabilities	$ 2,026,964
SHAREHOLDER'S EQUITY	
Common stock, no par value; 22,000 shares authorized,11,842 shares issued and outstanding	$ 168,542
Additional paid-in capital	18,370
Retained earnings	5,168,134
Total Shareholder's Equity	$ 5,355,046
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 7,382,010

The accompanying notes are an integral part of these consolidated financial statements.

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2022

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Thurston, Springer, Miller, Herd & Titak, Inc. (Thurston) was incorporated in the state of Indiana on September 12, 1980. Thurston is registered with the Securities and Exchange Commission and the Commodity Futures Trading Commission and is a member of the National Futures Association and the Financial Industry Regulatory Authority (FINRA). Thurston's principal business activities are the sale of securities and providing investment advice. Effective December 2020, Thurston became a wholly-owned subsidiary of Financial Services Holdings, LLC (Parent).

TSMHTA, LLC, a wholly owned subsidiary, provides business transportation to its sole owner, Thurston.

Basis of Presentation – The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Basis of Consolidation - The consolidated financial statements include all accounts of Thurston and its wholly-owned subsidiary, TSMHTA, LLC (collectively referred to as the Company). All intercompany balances and transactions have been eliminated in these consolidated financial statements.

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *Continued*

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at four financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Depreciation and Amortization - Depreciation of office furniture and equipment is provided for using the straight-line method over five and seven-year periods. Depreciation of the airplane is over seven years. Leasehold improvements are being amortized over the lesser fifteen-year period, or the lease term.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *Continued*

Leases - In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use assets with a corresponding lease liabilities. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective July 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are included in Note 8.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA and National Futures Association, Thurston is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2022, Thurston's net capital and required net capital were $2,549,297 and $100,000, respectively. The ratio of aggregate indebtedness to net capital was 6.8%.

NOTE 3 – OFFICE FURNITURE, EQUIPMENT, AIRPLANE AND LEASEHOLD IMPROVEMENTS

Office furniture, equipment, airplane and leasehold improvements at June 30, 2022, consists of:

Equipment	$ 457,647
Furniture and fixtures	410,357
Airplane	578,047
Leasehold improvements	58,882
Total	1,504,933
Less: accumulated depreciation and amortization	995,446
Net	$ 509,487

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, Thurston's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

Since Thurston enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to Thurston should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, Thurston entered into an agreement with another broker/dealer (Clearing Broker/dealer). Under the terms of the agreement Thurston forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on Thurston's behalf. In consideration for introducing customers to the Clearing Broker/dealer, Thurston receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between Thurston and Clearing Broker/dealer, Thurston is held responsible for any losses arising when the customers introduced by Thurston to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. Thurston may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT- (*Continued*)

Thurston's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The Securities and Exchange Commission, Federal Reserve Board and Thurston impose rules to minimize this risk.

Under terms of the agreement Thurston is required to maintain a $100,000 deposit with the Clearing Broker/dealer. In addition, Thurston is restricted from entering into another agreement for similar services without prior written consent from Clearing Broker/dealer.

NOTE 5 - 401(k) PLAN

Thurston has adopted a 401(k) Plan. Employees become eligible for the plan on the date they start their employment. Thurston may match employee contributions up to a determinable percentage of an employee's compensation and is permitted to make additional discretionary contributions. Only participants actively employed on the last day of plan year are eligible to share in the discretionary contribution. Thurston's matching contributions and profit-sharing contributions to the plan for the year ended June 30, 2022, totaled $161,878. This amount is included in compensation and related benefits on the consolidated statement of operations. The balance was paid in full at June 30, 2022.

NOTE 6 - INCOME TAXES

The Company adopted ASU 2019-12, *Income Taxes*, in conjunction with the Parent's acquisition of the Company. Substantially all income taxes are reported by the Parent; and therefore, no tax liability is reported by the Company.

Thurston accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. Thurston is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2019.

NOTE 7 - RELATED PARTY INFORMATION

Thurston is a wholly owned subsidiary of Financial Services Holdings, LLC (Parent), and Thurston Springer Advisors, LLC (TSA) registered investment advisors, and Thurston Springer Insurance, LLC (TSI).

The Company has an expense sharing agreement with the Parent. At June 30, 2022, the Company has a balance of $2,204,793 due from the Parent.

Effective July 1, 2021, Thurston began allocating all investment advisory fees to TSA.

NOTE 8 - LEASE COMMITMENTS

The Company has obligations as a lessee for office space with the initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. The leases contain renewal options since the Company exercised the renewal options, the optional periods are included in determining the lease terms, and associated payments under these renewal options are included in the lease payments. The Company's leases do not include termination options for either party to the leases or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liabilities and are recognized as variable costs when incurred.

Operating leases are included in ROU assets and lease liabilities, on the Statement of Financial Condition. These assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease terms using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

NOTE 8 - LEASE COMMITMENTS – *(Continued)*

The Company leases its office space under operating agreements that expire at various dates through September 2029.

The components of lease cost for the year ended June 30, 2022, are as follows:

Operating lease cost	$ 258,818
Variable lease cost	156,971
Total lease cost	$ 415,789

Other information related to the lease at June 30, 2022:

Supplemental cash flow information:
ROU assets obtained in exchange for lease obligation: $41,701

Weighted average remaining lease term:
Operating leases – 3.1 years

Weighted average discount rate:
Operating leases – 4.75 %

Amounts disclosed for ROU asset obtained in exchange for the lease obligation and reductions to ROU asset resulting from reductions to the lease obligation include amounts added to or reduced from the carrying amount of ROU asset resulting from new leases, lease modifications or reassessments. Maturities of lease liability under noncancelable operating lease as of June 30, 2022, are as follows:

Year Ended June 30,	Total
2023	$ 377,560
2024	359,927
2025	353,011
2026	349,684
2027	356,678
Thereafter	828,126
Total undiscounted lease payments	$2,624,986
Less: Imputed interest	(689,215)
Total lease liability	$1,935,771

NOTE 9 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Sales based commission revenue – Commissions arising from sales based securities transactions are recorded on a trade date basis.

Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Interest income - The Company earns interest income from debit and credit balances in client margin accounts held at their clearing broker/dealer.

NOTE 10 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business operations. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.